

Mail Stop 3561

August 19, 2008

Mr. Dominick Pope
President
Tranquility, Inc.
P.O. Box 110310
Naples, Florida 34108-0106

> **Re: Tranquility, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed August 18, 2008**
> **File No. 0-51413**

Dear Mr. Pope:

We reviewed your filing and response letter dated August 18, 2008 to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments regarding Item 8A(T) and signatures. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

You indicate in your response that management determined that its failure to initially complete its report on internal control over financial reporting did not impact its conclusions regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered and highlight for us those factors that support your conclusion. Otherwise, please further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Please revise to identify the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Refer to Rule 308T(a)(2) of Regulation S-B and Exchange Act Rules 13a-15(c). You may also find the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77) at http://sec.gov/rules/interp/2007/33-8810.pdf helpful.

Please revise your disclosures regarding changes in internal control over financial reporting to comply with Rule 308T(b) of Regulation S-B. Specifically, please state that there were no changes in your internal control over financial reporting that occurred during the <u>last fiscal quarter</u> that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We note that your amended Form 10-KSB is signed on your behalf by Dominick Pope. However, the report is not signed on your behalf by Dominick Pope in his capacities as director, principal executive officer, principal financial officer, controller or principal accounting officer and by at least the majority of the board of directors. Please revise to include the signatures required by Form 10-KSB. Refer to General Instruction C.2. and the second signature section of Form 10-KSB for guidance.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief